NIMBLE STORAGE, INC.

211 River Oaks Parkway

San Jose, CA 95134

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Ivan Griswold, Staff Attorney Division of Corporation Finance

Re:

Nimble Storage, Inc. Registration Statement on Form S-1 (File No. 333-191789) originally filed October 18, 2013, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-36233) filed December 10, 2013

Ladies and Gentlemen:

Requested Date: December 12, 2013

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Nimble Storage, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Jeffrey R. Vetter or Mark A. Leahy, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Vetter at (650) 335-7631, or in his absence, Mr. Leahy at (650) 335-7682.

Sincerely, Nimble Storage, Inc.

By:	/s/ Suresh Vasudevan
Suresh Vasudevan Chief Executive Officer

cc:	Anup Singh, Chief Financial Officer
Aparna Bawa, General Counsel
Nimble Storage, Inc.

Gordon K. Davidson, Esq.
Mark A. Leahy, Esq.
Dawn Belt, Esq.
Fenwick & West LLP